82-03138

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company was notified on 1 December 2006 by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 30 November 2006 the following Persons Discharging Managerial Responsibilities ("PDMRs") each acquired the number of ordinary shares of 2.5p each listed below in the share capital of BAE Systems plc following the reinvestment of dividends payable on ordinary shares held in the BAE Systems Share Incentive Plan:

Chris Geoghegan – three shares
Alastair Imrie – nine shares
Ian King – nine shares
Michael Lester – nine shares
Steve Mogford – nine shares
George Rose – nine shares
Michael Rouse – three shares
Mike Turner- nine shares
Nigel Whitehead – three shares

The shares were acquired at a price of 391.02 pence per share on 30 November 2006 and are held in the name of Lloyds TSB Registrars Corporate Nominee Limited. The transactions took place on the London Stock Exchange.

1 December 2006